Exhibit 99.1

RELEVANT PART OF THE MINUTES OF CENTRAL PUERTO S.A. BOARD OF DIRECTORS DATED JULY 18, 2019

Minutes no. 343. In the City of Buenos Aires, at 11 a.m., on July 18, 2019, the Board of Directors of CENTRAL PUERTO S.A. (hereinafter, the “Company” or “CPSA”, indistinctly) convenes with the presence of directors Osvaldo RECA, Miguel DODERO, Diego PETRACCHI, Tomás WHITE, Jorge Eduardo VILLEGAS, José Luis MOREA, Tomás PERES, Cristián LOPEZ SAUBIDET and Liliana MURISI. The members of the Supervisory Committee of the Company –Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON– are also present. There being quorum to validly transact business, the Meeting is initiated. The first item on the Agenda is submitted for consideration: 1) CONSIDERATION AND APPROVAL OF THE UPDATE OF THE GLOBAL ISSUANCE PROGRAM OF SIMPLE CORPORATE BONDS (NOT CONVERTIBLE INTO SHARES) FOR UP TO USD 1,000,000,000 (OR ITS EQUIVALENT IN OTHER CURRENCY), AUTHORIZED BY RESOLUTION NO. 17812 DATED SEPTEMBER 9, 2015 OF THE COMISIÓN NACIONAL DE VALORES [ARGENTINE SECURITIES COMMISSION] (HEREINAFTER, “CNV”) (HEREINAFTER, THE “PROSPECT” OR THE “PROGRAM” ACCORDINGLY). Mr. Chairman informs that as it is known to the directors, at the Shareholders’ Meeting held on November 20, 2014 the creation of the Program was approved, which Program was authorized by CNV through Resolution no. 17812 dated September 9, 2015. Mr. Chairman continues and explains that it is necessary to update the information on the Prospect so as to take advantage of potential opportunities to issue securities. Therefore, to comply with General Resolution of CNV No. 622/2013 (N.T. year 2013 as amended), the following is proposed: (i) to update the annual economic, accounting and financial information of the Company as at December 31, 2016, 2017 and 2018; and the quarterly information as at March 31, 2019; as well as all other relevant information on the Prospect so as to submit such Prospect before the CNV and, if necessary, before Bolsas y Mercados Argentinos S.A [Argentine Stock Exchange and Securities Market] (hereinafter, “BYMA”), Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange] (hereinafter, “BCBA”), Mercado Abierto Electrónico S.A. [Open Electricity Market] (hereinafter, “MAE”), and Caja de Valores S.A. [Securities Custody] (hereinafter, “CVSA”) and/or any deposit system so that all corporate bonds issued under the Program are eligible for being transferred to DTC, Euroclear and/or Clearstream; and (ii) to approve the update of the Prospect with the above-mentioned information according to the amendments defined by deputy delegates (pursuant to the decision on the following paragraph). After a brief exchange of ideas, the Board of Directors unanimously decides on the Prospect’s approval. Afterwards, Mr. Chairman states it is convenient to appoint and authorize Jorge Rauber, Fernando Bonnet, Maria de los Milagros Daniela Grande, José Manuel Pazos and Leonardo Marinaro so that they can indistinctly exercise the powers delegated at the Board of Directors’ Meeting held on April 27, 2018 (with the power to subdelegate), including but not limited to the following: (a) negotiate, approve, modify and determine the terms and conditions of the Prospect; (b) sign, on behalf of the Company, the Prospect and/or supplementary notices; (c) sign any document or instrument necessary for the Prospect’s update, as well as any possibility of ceasing the Prospect’s update; (d) follow any procedure before CNV, BYMA, BCBA, MAE, CVSA and any other entity so as to obtain the Prospect’s authorization; (e) follow all the procedures before BYMA, BCBA, MAE and/or any other stock exchange or authorized market from Argentina and/or abroad so as to obtain the list and/or transaction of Corporate Bonds and/or the procedures necessary before any other public entity of the Argentine Republic (Official Gazette, Central Bank of the Argentine Republic, etc.) and/or private entities and government division before which the Prospect is submitted; and (f) follow any necessary and/or convenient procedure before BYMA, BCBA, MAE and/or any other Argentine securities market authorized by CNV and/or any other public entity of the Argentine Republic (Official Gazette, Central Bank of the Argentine Republic, etc.) and/or private entities so as to obtain the Prospect’s final authorization. After a brief exchange of ideas, the Directors unanimously decide to approve the appointment and authorization of Jorge Rauber, Fernando Bonnet, Maria de los Milagros Daniela Grande, José Manuel Pazos and Leonardo Marinaro, who will have the powers described above. Finally, Mr. Chairman states that so as to obtain the necessary authorizations for the Prospect’s authorization and any registration referred to it, it is convenient to appoint and authorize Hugo N. L. Bruzone, José Mar’a Bazán, Lucrecia Von Petery, Pablo Schreiber, Andrés Chester, Leandro E. Belusci, Paula Ferreira, Sof’a Gallo, Emilio D’az Reynolds, Cristian Ragucci, Luc’a Vidaña, Luisina Rossi, Facundo Sainato, Federico Trebucq and/or Camila Mar’a Guerini so that they can indistinctly make the appropriate submissions before CNV, BYMA, BCBA, MAE, CVSA and any other securities market or deposit agent of Argentina authorized by CNV and/or any other public entity of the Argentine Republic (Official Gazette, Central Bank of the Argentine Republic, etc.) and/or private entities and government division before which the Prospect is submitted, being able to have access to files and to answer them, commence procedures, to take copies, notify, sign and commence all the necessary documents, including, but not limited to the final versions of the Prospect. Moreover, they are authorized to make all procedures necessary to obtain the necessary approvals for the authorization of the Prospect. After a brief exchange of ideas, Mr. Directors unanimously approve the motion (…). There being no further business to discuss, the meeting is adjourned at 11:40 a.m.